MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY 10010

August 21, 2009

VIA EDGAR
Mr. Patrick Scott
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay VP Series Fund, Inc. – Schedule 14A

Dear Mr. Scott:

This letter responds to comments you provided regarding the Schedule 14A relating to the subadvisor proxy statement involving the MainStay VP Capital Appreciation Portfolio, a series of the MainStay VP Series Fund, Inc. (collectively, the “Registrant”), which was filed with the Commission on July 17, 2009 (the “Filing”).  Your comments and the Registrant’s responses thereto are provided below.

Comment 1:  You asked us to consider disclosing whether, in order to approve the Reorganization, the Registrant imposes any requirement that a specific percentage of Policy Owners needs to provide instructions on how to vote their shares.

Response:  Neither the Registrant nor New York Life Insurance and Annuity Company (“NYLIAC”), as the record owner of the Portfolio’s shares held through its separate accounts, imposes any such requirement.  As a result, through the mirror voting process, whereby NYLIAC may vote shares for which no instructions from Policy Owners have been received in the same proportion as it votes shares for which it has received instructions, a small number of Policy Owners can determine the outcome of the matters submitted to shareholders.

Comment 2:  In the section on page 18 of the proxy statement, entitled, “Votes Necessary to Approve the Proposal,” you asked that we revise the disclosure to indicate whether NYLIAC imposes a minimum number of Policy Owners’ votes be cast before NYLIAC may begin mirror voting shares for which no instructions have been received from Policy Owners.

Response:  The disclosure has been revised to note that no minimum number of voting instructions from Policy Owners is required before NYLIAC may vote the shares for which no voting instructions have been received.  As a result, a small number of Policy Owners can determine the outcome of the matters submitted to shareholders.

Comment 3:  You noted that the majority of the shares of the Acquired Portfolios are held by NYLIAC via its separate accounts, and asked that we provide in our response letter any examples of a situation where a quorum would not be established where NYLIAC is present at a meeting.

Response:  Because NYLIAC, through its separate accounts, is the record owner of a majority of the Portfolio’s outstanding shares, it is expected that a quorum would be established if NYLIAC is present at a meeting, in person or by proxy.  Conversely, it would be very difficult to establish a quorum without NYLIAC’s presence at such meeting.

Comment 4:  You asked us to provide the standard Tandy representation in our response letter.

Response:  We have provided the requested representation, as noted below.

*           *           *           *           *

In addition to the above, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

If you have any questions concerning the foregoing, please contact me at (973) 394-4436.

Sincerely,

/s/ Barry E. Simmons
Assistant Secretary
MainStay VP Series Fund, Inc.

cc:	Marguerite E. H. Morrison, New York Life Investment Management LLC
Sander Bieber, Dechert, LLP